Bogle Investment Management, L.P.

Code of Ethics

Effective June 1, 2019

PURPOSE

The purpose of this document is to specify the responsibilities of all employees of Bogle Investment Management, L.P. (BIM or the “Firm”) to comply with applicable Federal and State securities laws and regulations, to adhere to standards of conduct that recognize their fiduciary obligations to the Firm’s clients, and to observe certain requirements when trading securities for client accounts or for their own accounts.

GENERAL CONCEPT

All employees of Bogle Investment Management L.P. shall conduct themselves in full compliance with all applicable Federal and State securities laws and regulations, in particular but not limited to, those laws and regulations governing "insider trading" and fiduciary responsibilities. Further, all employees shall conduct themselves in compliance with the requirements set forth in this document. It shall be the responsibility of every employee to know said requirements as well as the applicable Federal and State securities laws and regulations.

BIM wishes to maintain a reputation for the highest integrity. This requires that all employees adhere to a set of principles that 1) place the interests of our clients and mutual fund shareholders first; 2) require any personal securities transactions to be accomplished in a way that avoids any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility; and 3) reflect a fundamental standard that BIM employees must not take inappropriate advantage of their positions. Employees should be highly sensitive to the potential for real and perceived conflicts of interest and should understand that full disclosure of any possible conflict is critical in all mutual fund shareholder and client relationships. Violations of any of the laws or regulations referenced above or requirements of this Code of Ethics (the “Code”), outlined below, are subject to disciplinary action, including termination of employment.

Personal trading exposes the Firm and its employees to serious risks. Failure to comply with all applicable laws and regulations and the requirements of this Code may, depending on the circumstance, result in immediate dismissal from BIM For this reason, BIM personnel are strongly encouraged to minimize the amount of trading of securities, including mutual funds, derivatives, or other investments, for their personal accounts, or of non-BIM accounts over which they exercise any degree of control or in which they have an economic interest, including accounts of family members. Family members include a person’s immediate family sharing the same household, in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934.

TOPICS IN THE CODE OF ETHICS

MATERIAL NON-PUBLIC INFORMATION AND INSIDER TRADING	3
RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES	3
Initial Public Offerings	4
Private Placements	5
Blackout Periods and Trading Procedures	5
Mutual Fund Trading	6
Ban on Short-Term Trading Profits	6
GIFTS	6
SERVICE AS A DIRECTOR	7
OUTSIDE BUSINESS INTERESTS	7
PAY TO PLAY POLITICAL CONTRIBUTIONS	8
OTHER RESPONSIBILITIES	8
FUTURES AND OPTIONS TRADING	10
PROMOTIONAL MATERIAL RELATED TO FUTURES AND OPTIONS	10
CLIENT COMPLAINTS	10
PRIVACY POLICY	10
OTHER FORMS AVAILABLE FROM THE CHIEF COMPLIANCE OFFICER	12
Bogle Investment Management New Employee Compliance Checklist	12
Disclosure of Personal Holdings	12
Trade Authorization Form	12
Quarterly Transaction Report	12
Annual Certification	12

MATERIAL NON-PUBLIC INFORMATION AND INSIDER TRADING

Employees are reminded that they must safeguard all material non-public information concerning BIM’s securities recommendations and the securities holdings and transactions of clients of the Firm. Employees are prohibited from misusing such material non-public information, whether in connection with trading or otherwise.

All employees are responsible for ensuring that trades they execute for their own accounts, or on behalf of others, including client accounts, are not made on the basis of "insider information.” Bogle Investment Management, L.P. as a firm is liable for damages and may be prosecuted for the actions of its employees.

Congress has never precisely defined insider information and recent court cases are expanding the scope of actions that can be construed as "insider trading.” Accordingly, all employees are expected to err on the side of caution and take no action that could be so construed.

"Insider trading" occurs when someone in a fiduciary relationship with a firm breaches their fiduciary responsibilities and reveals material non-public information about the firm to someone who then takes investment action with this non-public information. Information is deemed material when it is of sufficient importance to have caused an informed investor to take investment action. Anyone taking action with such information can be found guilty of insider trading even if they have not received such information directly from the fiduciary.

It is the policy of BIM that all employees are prohibited from trading in securities of any issuer if they are in possession of material non-public information related to such issuer. Employees in such circumstances are also prohibited from engaging in any other action that might serve to take advantage of or to pass on to others this information.

In the event that an employee of BIM believes that he or she has received sensitive information, which may be material and non-public, he/she should report the matter immediately to the Chief Compliance Officer (the “CCO”). The CCO will consider the situation and determine an appropriate course of action.

RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

Although BIM strongly discourages personal trading of Covered Securities (defined below), employees may come to own or wish to trade Covered Securities from time to time. Employees must seek approval from the Compliance Officer to trade such Covered Securities. All of these policies and procedures apply to both direct and indirect ownership, which generally means that reporting is required for Covered Securities held by members of an employee's immediate family sharing the same household. With the exception of investments in the Firm’s hedge funds, employees must complete a trade authorization form for all personal investing activities covered in this section. With respect to investing in the Firm’s hedge funds, employees must follow the procedures, including subscription documentation, accredited investor, qualified purchaser and/or knowledgeable employee confirmation, specific to hedge fund investing.

Covered Securities: any stock, bond, future, or investment contract or any other instrument that is considered a security under the Investment Advisers Act. The term “covered security” is very broad and includes items such as:

-	options and other derivatives on securities, on indexes, and on currencies;
-	all kinds of limited partnerships;
-	foreign unit trusts and foreign mutual funds (this does not include U.S. mutual funds that invest in foreign securities);
-	private investment funds, hedge funds, and investment clubs;
-	ETFs organized as unit investment trusts;
-	ETFs organized as open-end investment companies.

Exceptions to the term Covered Security (under Rule 204A-1) include:

-	transactions and holdings in direct obligations of the Government of the United States;
-	money market instruments – bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;
-	shares of money market mutual funds;
-	transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund;

Quarterly transaction reports need not be submitted with respect to transactions effected pursuant to an automatic investment plan. Employees are not required to obtain pre-approval or trade authorization form for any non-discretionary transactions made pursuant to an employer sponsored equity plan but may be asked to provide evidence of the non-discretionary nature of such plan.

It is our intention that all of our policies with regard to Covered Securities be consistent with federal rules regarding the reporting of Covered Securities. For example, pre-clearance of all trades/purchases/sales of a Covered Security is required.

If approval is given, the employee may trade the security as long as it falls within the following guidelines except for the above exempted cases:

Initial Public Offerings.

In order to preclude any possibility of an employee profiting from their position working for BIM, all personnel are prohibited from acquiring any securities in an initial public offering. Exceptions to this policy may be granted if, among other unusual circumstances, a company's shares are offered directly to the investing public without the use of an intermediary or underwriter, and the employee purchases the shares in the offering directly from the issuing company, or if an employee’s immediate family member is an employee of the issuing company.

Private Placements.

Any employee interested in acquiring any security in a private placement must obtain express prior approval from the Compliance Officer. Approval will take into account the potential purchase of the security by the portfolio management staff for client portfolios and whether the investment opportunity is being offered to an individual by virtue of his or her position with BIM.

Blackout Periods and Trading Procedures.

In concept, blackout periods and trading procedures ensure that any employee trading activity be entirely segregated from and have no impact on the investment services and process BIM performs for its clients. These rules are intended to avoid actual or perceived conflicts of interest and front running, as well as to limit personal trading activity which might provide a distraction from managing client assets.

BIM has a fiduciary responsibility to its clients to take action on the clients' behalf before taking action in the interest of its employees or BIM as a firm. Accordingly, this requires that any trade which a BIM employee undertakes for his or her own account, or for the account of any non- BIM client, must be done so as not to disadvantage any BIM client or to interfere with client portfolios in any way.

Any BIM employee considering the sale or purchase of any Covered Securities is required to ask the Chief Investment Officer (the “CIO”) and CCO if that Covered Security is currently being bought or sold for clients' accounts, if that Covered Security is currently held in clients' accounts, or if that Covered Security is being contemplated for purchase or sale for clients' accounts. If so, the employee is prohibited from trading the Covered Security until explicit authorization is given by the CCO or the CIO, or until five trading days after all client portfolios have eliminated all holdings of the Covered Security.

If the Covered Security is not held by BIM’s clients and if no trade is planned, the employee must submit a written trade authorization form and the employee may be given a special authorization to trade. The trade must be completed on the day of the request; otherwise the request must be resubmitted.

If BIM’s investment process trades in the same direction (i.e., buy/buy or sell/sell) as the BIM employee in that Covered Security within the subsequent five trading days (not including the day the security was initially traded by the employee), it may, in its sole discretion, and if the trade was at a more favorable price, require the employee to donate an amount equal to the difference between the trade at its actual price and the price if it were traded at the clients’ price, to a charitable organization of Bogle Investment Management, L.P.'s choosing. If the employee's original trade is unwound for any reason within the five-day period subsequent to the initial execution, but before the portfolio management staff has decided to allocate the trade to client accounts, or if the employee trade has already passed its settlement date, any profits from that trade must be given to a charitable organization of Bogle Investment Management, L.P.'s choosing.

If the requested security is held in BIM's clients’ portfolios, authorization will generally not be given to trade the security. These rules do not apply to trade requests relating to investments in mutual funds or limited partnerships managed by Bogle Investment Management, L.P.

Mutual Fund Trading.

In addition, all employees are required to notify the CCO, in writing and prior to making a purchase or sale or transfer of any mutual fund managed or sub-advised by BIM. In order to avoid any actual or perceived conflicts of interest and front running, employees are prohibited from making Bogle mutual fund transactions on the basis of information available to the employee, but not the general public, based on his or her position at the Firm.

With respect to Bogle mutual funds, BIM prohibits all investment personnel from frequent trading, market timing and “late-trading.” No transactions in the same security may be done in the opposite direction within sixty days. All trade requests must be submitted to the transfer agent, broker, or wiring institution prior to 4:00 p.m. on trade date. Under no circumstances will trades be allowed to take place after the market has closed for the day. The Chief Compliance Officer may make an exception to the holding period requirement for extenuating circumstances when it is clear there is no intent to market time.

Ban on Short-Term Trading Profits.

In addition to the blackout periods described above, BIM prohibits all investment personnel from profiting in the purchase and sale, or sale and purchase, of securities or their equivalent, within 60 calendar days. This prohibition includes all securities, both covered and exempt, except hedge funds, where the required holding period should match the liquidity provisions of the hedge fund (generally three months, but this may be waived at the discretion of the general partner), and money market funds and instruments, where no minimum holding period is required. Any profits realized on such prohibited short-term trades will be required to be disgorged to a charitable organization of Bogle Investment Management L.P.'s choosing. The CCO may make an exception for extenuating circumstances

GIFTS

On occasion, because of an employee’s position with the Firm, the employee may be offered, or may receive, gifts or other forms of non-cash compensation from clients, brokers, vendors, or other persons that do business with the Firm. All employees are prohibited from receiving any gift, service or other thing of more than $100 in value from any person or entity that does business with BIM, or has in the past or may in the future do business with BIM. Entertainment having a value of no more than $100 at which both the employee and the giver are present (e.g., business lunches and dinners, and sporting and cultural events) also may be accepted. Employees may not accept entertainment having a value in excess of $100 unless (i) there is a specific business purpose for such event; (ii) both the employee and the giver are present; and (iii) the employee has received written approval in advance regarding participation in the event by the CCO.

Employees may not give any gift(s) with an aggregate value in excess of $100 per year to any person associated with a securities or financial organization, including brokerage firms or other investment management firms, to members of the news media, or to clients or prospective clients of the Firm. Employees may provide reasonable entertainment to such persons provided that both the employee and the recipient are present and there is a business purpose for the entertainment. It is anticipated that employees will not entertain the same person more than four times per year or spend more than $100 per person on business meals on such occasions. Employees may not provide entertainment having a reasonable value in excess of $100 to such persons unless (i) there is a specific business purpose for such event; (ii) both the employee and the recipient are present; and (iii) the provision of such entertainment has been approved in advance by the CCO

No employee may give or accept cash gifts or cash equivalents to or from clients, brokers, or other persons that do business with the Firm’s clients.

All solicitation of gifts or gratuities is unprofessional and is strictly prohibited.

The Chief Compliance Officer will maintain a gift log that records all gifts given and received. Each employee is responsible for reporting ALL gifts given or received.

SERVICE AS A DIRECTOR

Investment personnel are prohibited from serving on boards of directors of any publicly traded companies, absent prior authorization from the CCO, based on a determination that the board service would be consistent with the interests of the Firm and its clients. Any personnel serving on a board will be isolated from the investment decision-making process by a "Chinese Wall."

OUTSIDE BUSINESS INTERESTS

The Firm’s fiduciary duties to clients dictate that the Firm and its employees devote their professional attention to client interests above their own and those of other organizations.

With respect to any outside activities engaged in by an employee, the following restrictions shall be in effect: (i) the employee is prohibited from implying that he or she is acting on behalf of, or as a representative of, the Firm; (ii) the employee is prohibited from using the Firm’s offices, equipment or stationery for any purpose not directly related to the Firm’s business, unless such employee has obtained prior approval from the CCO; and (iii) if the activity was required to be and has been approved by the CCO, the employee must report any material change with respect to such activity.

Employees must provide, at the time of employment and annually, a certification to the CCO with detailed information regarding all outside business activities. Outside business activities include but are not limited to any board or professional services provided to any entity or person other than BIM such as board services (other than the board of directors of any publicly traded company as described above), employment relationships, provision of professional services to charitable, civic, religious or fraternal tax-exempt organizations and other similar activities. Employees are required to promptly notify the CCO in the event any of the information disclosed in the certification becomes inaccurate due to a change in circumstance or otherwise.

PAY TO PLAY POLITICAL CONTRIBUTIONS

Political contributions to public officials may not exceed $350 to any one official per election to an elected official for whom they are entitled to vote and up to $150 per election to an official for whom they are not eligible to vote without the consent of the CCO. Contributions to officials of a government entity outside of the above parameters are possible, subject to written approval from the CCO, if it is determined, (i) that the office of the government entity is not directly or indirectly responsible for and cannot influence the outcome of potential hiring of the adviser; (ii) that the Firm does not currently have and will not accept as a client, a government entity over which the official exercises the foregoing authority.

All contributions by covered associates, including those that are excepted above, must be reported to the Chief Compliance Officer.

OTHER RESPONSIBILITIES

Timely Reporting of Trades.

BIM employees trading any Covered Security for their own account must provide promptly an official confirmation in the form of a broker’s confirmation or statement of all trades to Bogle Investment Management, L.P.'s CCO. The confirmation should be provided no later than five business days after receipt.

A Covered Security means a security as defined in Section 2(a)(36) of the Investment Company Act; generally, it includes all securities except for government obligations, cash and cash instruments, and non-BIM mutual funds (BIM mutual funds are not excluded and must be reported as part of all personal trading compliance). Employees are also required to report transactions in securities in which BIM has any direct or indirect beneficial ownership.

Although the SEC provides an exemption to reporting with respect to securities held in accounts over which the access person has no direct or indirect influence or control, we still collect this information for the purposes of holding statement reconciliation on an annual basis.

Employees must also provide the CCO with quarterly transaction reports showing all trades of Covered Securities executed during the preceding quarter in the form provided by the CCO, within ten days of the end of the preceding quarter.

In addition, employees must certify within ten calendar days of the end of each calendar quarter, that all trades made by the employee were disclosed to the Firm and conformed with all compliance procedures as specified in this Code of Ethics. In the quarterly transaction report, employees must also identify any broker, dealer, or bank with which they maintain a brokerage account.

Further, employees must provide the Chief Compliance Officer with a statement of all Covered Securities holdings both at the commencement of employment at BIM, and annually thereafter, in the form provided by the CCO. Employees must also sign an annual certification that they have read and complied with the Firm’s Code of Ethics for the year.

Finally, employees must keep a written log documenting the time and date of each trade, together with a brief description of the investment rationale for the trade.

Employee Responsibility to Know the Rules.

BIM employees are responsible for their actions under the law and therefore required to be sufficiently familiar with the law to avoid infringing it. Employees who have any doubt about the reporting, timing, feasibility or any other question regarding a personal securities transaction must seek clarification from the CCO before transacting in the security. Misinterpretation of the rules will not be tolerated as an excuse for mistakenly transacting in a security. Any uncertainty about the rules and regulations will require that the individual not transact in the security.

Within thirty days of receipt, BIM employees must have read and become familiar with this Code of Ethics and with the CFA Code of Ethics and Standards of Practice Handbook within 30 days of receipt. Employees must then certify, in writing, that they have read and understood these two publications and that they will conduct themselves professionally in complete accordance with the requirements and standards therein.

Employee Responsibility to Report Knowledge of Any Violations to Chief Compliance Officer. BIM employees have an obligation to report to the CCO any knowledge they have of violations of this Code of Ethics or violations of any other applicable law, rule, or regulation of any government, governmental agency, or regulatory organization governing BIM's professional, financial, or business activities. Failure to report knowledge of any violation will be considered a violation and will subject the employee to immediate dismissal. It is each employee's responsibility to know the laws and rules governing personal trading activity and the Firm’s business activities. If for any reason an employee feels uncomfortable reporting an issue to the CCO, the employee should report to the Firm’s President, John C. Bogle, Jr.

Chief Compliance Officer Responsibilities.

It shall be the responsibility of the Chief Compliance Officer to enforce the provisions of this document and to educate employees to their responsibilities herein.

The CCO will provide new employees with a copy of this Code of Ethics and of the CFA Code of Ethics and Standards of Practice Handbook as soon as possible after they join the Firm.

The CCO is responsible for staying current with significant new legal developments in the areas of financial advisory services, fiduciary responsibilities, and insider trading, and to convey such developments to BIM's employees.

The CCO will review all employee-trading documents in a timely manner and take such action, as this Code of Ethics requires in regards to employee trading and conduct.

The CCO will maintain a set of records certifying that he has conducted the tasks required in this Code of Ethics.

FUTURES AND OPTIONS TRADING

A partner, officer or director of BIM must review all futures and options trades on behalf of clients. This review must be documented.

PROMOTIONAL MATERIAL RELATED TO FUTURES AND OPTIONS

All promotional material that describes BIM’s use of futures and options must be reviewed and approved by an officer, general partner, or other supervisory employee other than the individual who prepared such material. This review must be documented and filed.

CLIENT COMPLAINTS

Customer complaints must be promptly reported to the CCO or the Firm’s President, John C. Bogle, Jr. The CCO is responsible for recording, investigating, and responding to all complaints. All complaints will be recorded in BIM's complaint file.

PRIVACY POLICY

In conjunction with Regulation S-P, the Firm has adopted the following privacy policy in order to safeguard the personal/proprietary information of the Firm’s clients, customers and consumers (“Clients”) in accordance with Regulation S-P as promulgated by the Securities and Exchange Commission.

1) The Firm is committed to protecting the confidentiality and security of the information it collects and will handle personal/proprietary Client information only in accordance with Regulation S-P and any other applicable laws, rules and regulations. The Fund will ensure: (a) the security and confidentiality of Client records and information; (b) that these records and information are protected from any anticipated threats and hazards; and (c) that these records and information are protected from unauthorized access or use.

2) The Firm conducts its business affairs through its employees and third parties that provide services pursuant to agreements with the Firm. Only employees who need to have access to Client information as part of the Firm’s effort to carry out its duties on behalf of the Client, will have access to Client records and information. This access is permitted only in the employees’ performance of their responsibilities for the Firm on behalf of a Client.

3) In a case where a third party service provider needs to have access to Client information as part of the Firm’s effort to carry out it duties on behalf of the Client, the Firm will determine that the policies and procedures of its service providers are reasonably designed to safeguard Client information and only permit appropriate and authorized access to and use of Client information through the application of appropriate administrative, technical and physical protections.

4) The Firm may share Client information with affiliated and unaffiliated third parties only in accordance with the requirements of Regulation S-P. Pursuant to this policy, the Firm will not share Client information with unaffiliated third parties other than as permitted by law without (i) providing an opt out right to the Client or (ii) providing the required disclosure and contractual provision in the case of information sharing conducted pursuant to a marketing agreement. A determination that an entity is an affiliate for purposes of information sharing pursuant to Regulation S-P shall not be deemed to mean that such entity or its parent “controls” the Firm as defined pursuant to other laws, rules or regulations.

5) This privacy policy will be attached as an addendum to the Firm’s Code of Ethics. All current and future employees of the Firm have been and will be made aware of the Firm’s Privacy Policy.

6) The Firm will protect and handle internally any personal Client information it receives from third parties in the same manner as the personal Client information it collects and will only share such information with third parties as permitted by Regulation S-P.

7) Privacy notices will be sent out to all Clients in the event the Firm changes any of the above policies and practices.

Any violation of the above policies will subject the violating employee to disciplinary action, including but not limited to monetary penalties and/or termination of their employment at Bogle Investment Management.

OTHER FORMS AVAILABLE FROM THE CHIEF COMPLIANCE OFFICER

Bogle Investment Management New Employee Compliance Checklist

Disclosure of Personal Holdings

Trade Authorization Request

Quarterly Transaction Report

Annual Control Document Certification

Note that trade confirms and monthly brokerage reports and/or account statements should also be submitted to the Chief Compliance Officer per the guidelines set forth above